NANO CHEMICAL SYSTEMS HOLDINGS, INC.

P.O. Box 10591

Portland, Oregon 97296

(503) 236-7171

______________________

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

______________________

GENERAL

NO VOTE OR OTHER ACTION IS REQUIRED IN

CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed commencing on or about May 9, 2005 by Nano Chemical Systems Holdings, Inc. (the “Company”) to holders of record of the Company’s common stock, $0.001 par value per share (the “Common Stock”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company’s Board of Directors (the “Board”). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company’s shareholders.

CHANGE IN CONTROL TRANSACTION

On March 15, 2005, the Company executed an asset purchase agreement (the “Agreement”) by and between the Company and GreenTree Spray Technologies, LLC (“GreenTree”), a Delaware limited liability company (“GreenTree”). Under the terms of the Agreement, Company purchased manufacturing, technical and other assets from Green Tree for a total of 24,000,000 restricted common shares of the Company and a promissory note for $1,000,000. Under the terms of the Agreement, the Company has agreed to appoint Marc Mathys, Henry Simpson and David Tomanek to the Board of Directors of the Company.

GreenTree is an aerosol manufacturing company located in Seaford, Delaware with a $2 million expected annual sales rate, 30,000 square foot facility including office, laboratory and production area, and five exempt and 15 hourly employees. Pursuant to the Agreement, the Company purchased proprietary chemical formulations, know how and other intellectual property which are related to the manufacture, packaging, filling, labeling and/or sale of aerosol containers on the Terco line and aerosol related products from GreenTree’s Seaford Plant related to GreenTree’s five largest customers.

VOTING SECURITIES OF THE COMPANY

As of May 15, 2004, the Company’s voting securities consisted of 41,997,000 issued and outstanding share of Common Stock, $0.001 par value. Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders of the Company. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Common Stock as of March 15, 2005, with respect to: (1) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (2) each of the Company’s directors, (3) each of the Company’s Executive Officers and (4) all directors and officers as a group. Except as noted, each person set forth below has sole voting and investment control over the shares reported.

Name	Number of Total Shares	% of Shareholder

Katrina Cleburn	4,000,000	9.52%

Treya, Inc.	8,000,000	19.05%

GreenTree Spray Technologies, LLC(1)	24,000,000	57.15%

All Directors & Officers as a group	28,000,000	66.67%

(1)   GreenTree Spray Technologies, LLC received these shares pursuant to the Agreement on March 15, 2005. GreenTree is controlled by Marc Mathys, who was elected as our president, CEO, and director on March 15, 2005.

DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTOR

The director and officer of the Company, prior to the execution of the Agreement, is listed below. The directors hold office for their respective term and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	Position and Offices Held
Katrina Cleburn	35	President, CEO, CFO and Director

Katrina Cleburn was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer, and Secretary on January 25, 2005. From 2001 to 2003, she was the President of Heartland Oil & Gas, Inc., a subsidiary of Mid America Oil & Gas, Inc. Concurrently, she also held the position of Chief Financial Officer of the parent company, overseeing all accounting issues of Mid America Oil & Gas, Inc. In 1999, Ms. Cleburn founded and currently owns KADA Consulting, Inc., which provides accounting and business consulting to small start-up companies. From 1988 to 1999, Ms. Cleburn worked as an accountant for several property management and development companies and insurance companies, including Harsch Investment Corp., Westcor Partners, Frontier Administrators, and TIB Corporation. Ms. Cleburn received her Bachelor of Arts Degree in Accounting from Linfield College, and went on to later attain her Master of Business Administration from Portland State University.

Director Terms of Office

In accordance with the terms of the Company’s certificate of incorporation, the directors hold office for the term for which they are elected and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Director Compensation

The Company’s sole officer and director does not receive any compensation for her services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Meetings and Committees of the Board

The Board held no meetings during the Company’s fiscal year ended December 31, 2004 (“Fiscal Year 2002”).

DESIGNEES TO SERVE ON THE BOARD

Pursuant to the terms of the Agreement, the individuals listed below have been designated to serve on the board of the Company pursuant to the Agreement. Set forth below is certain information with respect to the Designees, including their names, principal occupations for the past five years, and their directorships with other corporations.

MARC MATHYS was appointed as the Company’s president, chief executive officer, and a member of the Board of Directors as of March 15, 2005. Mr. Mathys has a Bachelors of Science in Engineering from UCLA and a law degree from Pepperdine University. He has work as an investment banker for ECC Resources, Inc., an oil company, and Omni Holding AG, a Swiss conglomerate. He currently owns businesses in chemical and stone manufacturing, including Harvard Chemical Research, Inc., and is involved in real estate and has an interest in a law firm.

HENRY SIMPSON was appointed as the Company’s vice president of operations, and a member of the Board of Directors as of March 15, 2005. Mr. Simpson has extensive managerial experience, namely twenty years of experience with a major delivery company. He is responsible for the day to day operations of three separate areas and cost effective management of each. For the last three years he has worked as plant manager for chemical manufacturing company.

DAVID TOMANEK was appointed as a member of the Board of Directors as of March 15, 2005. Prof. Dr. David Tomanek studied Physics in Switzerland and received his Ph.D. from the Freie Universitat Berlin. While holding a position as Assistant Professor at the Freie Universitat Berlin, he pioneered theoretical research in Nanostructures at the AT&T Bell Laboratories and the University of California at Berkeley. He established the field of Computational Nanotechnology at Michigan State University, where he holds a position as Full Professor of Physics. His scientific expertise lies in the development and application of numerical techniques for structural, electronic, and optical properties of surfaces, low-dimensional systems and nanostructures, in particular computer simulations of fullerenes, nanotubes, ferrofluids, metallic and magnetic clusters. His scholarly research has been supported by Swiss, German and U.S. Government Agencies (NSF, ONR, AFOSR, DARPA).

Current in several languages, Prof. Tomanek held prestigious positions such as Research Director at the CNRS in Paris-Orsay, Visiting Professor at the National University of Singapore, Rice University, University of Rome, Visiting Scientist at the Fritz-Haber Institute in Berlin, Professor of Physics at the Tokyo Institute of Technology, and Distinguished Professor of Physics at Seoul National University. He authored or co-authored over 150 scholarly publications, chiefly in the field of Nanotechnology, and presented his research in several hundred invited talks at international conferences, universities, and industrial companies. He holds several patents in the field of Nanotechnology and Bio-Nanotechnology. Prof. Tomanek is member of the Editorial Advisory Board of the Materials Science forum, executive Committee member of the Fullerenes Group of the Electrochemical Society, and member of the American and Swiss Physical Society.

Prof. Tomanek initiated and organized a series of International Cluster Workshops (ICW’91, ICW’92, ICW’93) and Nanotube Conferences (NT’99, NT’01, NT’02). He coordinates web-based Nanotechnology information at The Nanotube Site and The Nanotechnology Site. He has been consulting on Nanotechnology related topics for companies such as Xerox, DuPont, Toray, Samsung, NEC, and Terastore. To accelerate and promote commercialization of Nanotechnology, he initiated or co- initiated three Nanotechnology companies, namely General Carbon Technologies, nABACUS and nanoTEN Consulting.

Prof. Tomanek also serves on the Board of Directors of Nano Chemical Systems, Inc., our wholly owned subsidiary. He provides consulting services to our subsidiary pursuant to a consulting agreement, for which he is to receive compensation of $1,500 per month.

CURRENT EXECUTIVE OFFICER

The following information sets forth the age, business experience and certain other information for each of the current executive officers of the Company, prior to the execution of the Agreement:

Name	Age	Position
Katrina Cleburn	35	President, CEO, CFO and Director

Katrina Cleburn was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer, and Secretary on January 25, 2005. From 2001 to 2003, she was the President of Heartland Oil & Gas, Inc., a subsidiary of Mid America Oil & Gas, Inc. Concurrently, she also held the position of Chief Financial Officer of the parent company, overseeing all accounting issues of Mid America Oil & Gas, Inc. In 1999, Ms. Cleburn founded and currently owns KADA Consulting, Inc., which provides accounting and business consulting to small start-up companies. From 1988 to 1999, Ms. Cleburn worked as an accountant for several property management and development companies and insurance companies, including Harsch Investment Corp., Westcor Partners, Frontier Administrators, and TIB Corporation. Ms. Cleburn received her Bachelor of Arts Degree in Accounting from Linfield College, and went on to later attain her Master of Business Administration from Portland State University.

DESIGNEES TO SERVE AS OFFICERS

Pursuant to the terms of the Agreement, the individual listed below has been designated to serve as the President, Chief Executive Officer and Chief Financial Officer of the Company following the execution of the Agreement. Set forth below is certain information with respect to the Designees based on information supplied to the Company by the Officer Designees. The Company assumes no responsibility for the accuracy or completeness of such information.

Name	Age	Position
Marc Mathys	49	President, Chief Executive Officer and Director

Katrina Cleburn	35	Chief Financial Officer and Director

Henry Simpson	54	Vice President of Operations and Director

MARC MATHYS was appointed as the Company’s president, chief executive officer,

and a member of the Board of Directors as of March 15, 2005. Mr. Mathys has a Bachelors of Science in Engineering from UCLA and a law degree from Pepperdine University. He has work as an investment banker for ECC Resources, Inc., an oil company, and Omni Holding AG, a Swiss conglomerate. He currently owns businesses in chemical and stone manufacturing, including Harvard Chemical Research, Inc., and is involved in real estate and has an interest in a law firm.

HENRY SIMPSON was appointed as the Company’s vice president of operations, and a member of the Board of Directors as of March 15, 2005. Mr. Simpson has extensive managerial experience, namely twenty years of experience with a major delivery company. He is responsible for the day to day operations of three separate areas and cost effective management of each. For the last three years he has worked as plant manager for chemical manufacturing company.

EXECUTIVE COMPENSATION

The Company’s sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. Following the Exchange Transaction directors of the Company will not be entitled to any compensation.

Employment Agreements

The Company currently has no employees and no employment agreements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

None.

LEGAL PROCEEDINGS

No director, nominee for director, or executive officer of the Company has appeared as a party in any legal proceeding material to an evaluation of his ability or integrity during the past five years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required to furnish the Company with copies of Section 16(a) forms they file.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

NANO CHEMICAL SYSTEMS HOLDINGS, INC.
By:	/s/ Marc Mathys
Marc Mathys